COMMENTS RECEIVED ON 02/05/2018

FROM EDWARD BARTZ

FIDELITY MUNICIPAL TRUST (File Nos. 002-55725 and 811-02628)

Fidelity Municipal Income Fund

POST-EFFECTIVE AMENDMENT NO. 128

“Fund Summary” (prospectus)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the fund.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(b), Instruction 2.

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser normally invests at least 80% of the fund's assets in municipal securities whose interest is exempt from federal income tax. The municipal securities in which the fund invests are normally investment-grade (those of medium and high quality). Although the Adviser does not currently intend to invest the fund's assets in municipal securities whose interest is subject to federal income tax, the Adviser may invest all of the fund's assets in municipal securities whose interest is subject to the federal alternative minimum tax.”

C:

The Staff requests we add AMT disclosure to the “Principal Investment Strategies” section of the Fund Summary section and also add a corresponding risk.

R:

We believe the fund’s principal investment strategies are appropriately described in the Fund Summary section.  Accordingly, we have not modified the disclosure.

“Investment Details” (prospectus)

“Principal Investment Strategies”

“In addition to the principal investment strategies discussed above, the Adviser may invest the fund's assets in lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds). The Adviser may invest the fund's assets in municipal debt securities by investing in other funds.”

C:

Since junk bonds may represent up to 20% of the portfolio, the Staff requests we describe that that strategy in the “Principal Investment Strategies” and “Principal Investment Risks” section in the Fund Summary.

R:

We believe the fund’s principal investment strategies and risks are appropriately described in the Fund Summary section.  Investing in lower-quality debt securities is not expected to be a principal investment strategy of the fund.  Therefore, we have not modified the disclosure.

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we explain whether derivatives will be included in the calculation of the fund’s compliance with its 80% policy and, if so, how derivatives will be valued for this purpose. Also, please confirm to us that the notional value of the fund’s derivatives will not be included toward the 80% policy.

R:

Although we understand that in appropriate circumstances derivatives may qualify for the fund’s name test, we confirm that at this time, the fund is not expected to count derivatives toward its 80% policy and that the notional value of the fund’s derivatives would not be included toward the 80% policy.

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Derivatives are investments whose values are tied to an underlying asset, instrument, currency, or index. Derivatives include futures, options, forwards, and swaps, such as interest rate swaps (exchanging a floating rate for a fixed rate), total return swaps (exchanging a floating rate for the total return of an index, security, or other instrument or investment) and credit default swaps (buying or selling credit default protection).”

C:

The Staff notes that in the “Description of Principal Security Types” and the “Principal Investment Risks” section derivatives are mentioned as a principal security type but in the “Principal Investment Strategies” section derivatives are mentioned as a non-principal investment strategy. The Staff requests we resolve this inconsistency.

R:

Notwithstanding that investing in derivatives is not a principal investment strategy of the fund, we believe it is appropriate to define this security type in the prospectus because the fund may invest in derivatives.  We are taking your comment under consideration and will consider updating our disclosure in the future.

“Investment Details” (prospectus)

“Principal Investment Risks”

“Leverage Risk. Derivatives and forward-settling securities involve leverage because they can provide investment exposure in an amount exceeding the initial investment. Leverage can magnify investment risks and cause losses to be realized more quickly. A small change in the underlying asset, instrument, or index can lead to a significant loss. Assets segregated to cover these transactions may decline in value and are not available to meet redemptions. Forward-settling securities also involve the risk that a security will not be issued, delivered, or paid for when anticipated. Government legislation or regulation could affect the use of these transactions and could limit a fund's ability to pursue its investment strategies.”

C:

The Staff requests that we add a leverage risk to “Principal Investment Risks” in the Fund Summary section.

R:

We believe that the disclosure under the sub‐heading “Principal Investment Risks” in the Fund Summary section appropriately discloses the fund’s principal investment risks. Leverage risk is not expected to be a principal investment risk for the fund, but because the fund may invest in derivatives and forward‐settling securities, the fund could be exposed to some leverage risk. General Instruction C.3 (b) under Form N‐1A provides that a fund may include, except in response to Items 2 through 8, information in the prospectus that is not otherwise required. Because leverage can magnify investment risks, we believe this is an important risk to identify, even if not disclosed as “principal” in the “Summary” section.